Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-198735

The Goldman Sachs Group, Inc. $2,050,000 Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due 2017

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (January 26, 2017) is based on the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF (ETF) as measured from the trade date (December 22, 2015) to and including the determination date (January 23, 2017). If the final ETF level on the determination date is greater than or equal to 85.00% of the initial ETF level of 29.02, you will receive the maximum settlement amount of $1,162.50 for each $1,000 face amount of your notes. If the final ETF level declines by more than 15.00% from the initial ETF level, the return on your notes will be negative.

The return on your notes is linked to the performance of the ETF, and not to that of the S&P Oil & Gas Exploration & Production Select Industry Index (underlying index) on which the ETF is based. The ETF follows a strategy of “representative sampling,” which means the ETF’s holdings are not the same as those of the underlying index. The performance of the ETF may significantly diverge from that of the underlying index.

To determine your payment at maturity, we will calculate the ETF return, which is the percentage increase or decrease in the final ETF level from the initial ETF level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•	if the ETF return is greater than or equal to -15.00% (the final ETF level is greater than or equal to 85.00% of the initial ETF level), the maximum settlement amount; or

•

if the ETF return is negative and is below -15.00% (the final ETF level is less than the initial ETF level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the ETF return plus 15.00% times (c) $1,000.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment, including our credit risk. See page PS-12. The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $971 per $1,000 face amount. For a discussion of the estimated value and the price at which Goldman, Sachs & Co. would initially buy or sell your notes, if it makes a market in the notes, see the following page.

Original issue date:	December 30, 2015	Original issue price:	100.00% of the face amount
Underwriting discount:	0.90% of the face amount	Net proceeds to the issuer:	99.10% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement No. 4338 dated December 22, 2015.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is equal to approximately $971 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise is equal to approximately $990 per $1,000 face amount, which exceeds the estimated value of your notes as determined by reference to these models. The amount of the excess will decline on a straight line basis over the period from the trade date through April 22, 2016.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•	Product supplement no. 3140 dated September 15, 2014

•	General terms supplement dated September 26, 2014

•	Prospectus supplement dated September 15, 2014

•	Prospectus dated September 15, 2014

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due 2017

INVESTMENT THESIS

You should be willing to forgo interest payments and risk losing your entire investment for the potential to earn a maximum settlement amount of 116.25% of the face amount if the underlier return is greater than or equal to -15.00%.

Your maximum return on your notes will not be greater than 16.25%, and you could lose all or a portion of your investment if the underlier return is less than -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

•	if the final underlier level is greater than or equal to 85.00% of the initial underlier level, a maximum settlement amount of 116.25%; or

•

if the final underlier level is less than 85.00% of the initial underlier level, 100.00% minus approximately 1.1765% for every 1.00% that the final underlier level has declined below 85.00% of the initial underlier level

If the final underlier level declines by more than 15.00% from the initial underlier level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS

Issuer:	The Goldman Sachs Group, Inc.
Underlier:	The SPDR® S&P Oil & Gas Exploration & Production ETF (Bloomberg symbol, “XOP UP”)
Face Amount:	$2,050,000 in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	December 22, 2015
Settlement Date:	December 30, 2015
Determination Date:	January 23, 2017
Stated Maturity Date:	January 26, 2017
Initial Underlier Level:	29.02
Final Underlier Level:	The closing level of the underlier on the determination date
Underlier Return:	The quotient of (i) the final underlier level minus the initial underlier level divided by (ii) the initial underlier level, expressed as a positive or negative percentage
Threshold Level:	85.00% of the initial underlier level
Threshold Amount:	15.00%
Threshold Settlement Amount:	$1,162.50
Buffer Rate:	The quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%
Maximum Settlement Amount:	The threshold settlement amount
Cap Level:	116.25% of the initial underlier level
CUSIP/ISIN:	38148TKR9 / US38148TKR94

HYPOTHETICAL PAYMENT AT MATURITY

Hypothetical Final Underlier Level (as % of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	116.250%
140.000%	116.250%
130.000%	116.250%
120.000%	116.250%
110.000%	116.250%
100.000%	116.250%
90.000%	116.250%
85.000%	116.250%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

RISKS

Please read the section entitled “Additional Risk Factors Specific to Your Notes” of this pricing supplement as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying product supplement no. 3140 dated September 15, 2014, and under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement dated September 26, 2014.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated September 26, 2014, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 3140” mean the accompanying product supplement no. 3140, dated September 15, 2014, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Digital Notes” on page S-35 of the accompanying product supplement no. 3140 and “Supplemental Terms of the Notes” on page S-13 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 3140 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 3140 or the accompanying general terms supplement.

Key Terms

Issuer: The Goldman Sachs Group, Inc.

Underlier: the SPDR® S&P Oil & Gas Exploration & Production ETF (Bloomberg symbol, “XOP UP”)

Underlying index: S&P Oil & Gas Exploration & Production Select Industry Index, as published by S&P Dow Jones Indices LLC (“S&P”)

Specified currency: U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 3140:

•	type of notes: notes linked to a single underlier

•	exchange rates: not applicable

•	averaging dates: not applicable

•	redemption right or price dependent redemption right: not applicable

•	cap level: yes, as described below

•	buffer level: not applicable

•	threshold level: yes, as described below

•	upside participation rate: not applicable

•	interest: not applicable

Face amount: each note will have a face amount of $1,000; $2,050,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated threshold level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your

Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-14 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3140. Pursuant to this approach, it is the opinion of Sidley Austin LLP that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes. Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to published guidance, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange or other disposition of the notes (including payment at maturity) made before January 1, 2019.

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•	if the final underlier level is greater than or equal to the threshold level, the threshold settlement amount; or

•

if the final underlier level is less than the threshold level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the threshold amount

Initial underlier level (set on the trade date): 29.02

Final underlier level: the closing level of the underlier on the determination date,subject to anti-dilution adjustments as described under “Supplemental Terms of the Notes — Anti-dilution Adjustments for Exchange-Traded Funds” on page

S-24 of the accompanying general terms supplement, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-19 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement

Underlier return: the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Threshold level: 85.00% of the initial underlier level

Threshold settlement amount: $1,162.50

Cap level: 116.25% of the initial underlier level

Maximum settlement amount: the threshold settlement amount

Threshold amount: 15.00%

Buffer rate: the quotient of the initial underlier level divided by the threshold level, which equals approximately 117.65%

Trade date: December 22, 2015

Original issue date (settlement date) (set on the trade date): December 30, 2015

Determination date (set on the trade date): January 23, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-14 of the accompanying general terms supplement

Stated maturity date (set on the trade date): January 26, 2017, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-13 of the accompanying general terms supplement

No interest: the offered notes do not bear interest

No listing: the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption: the offered notes will not be subject to redemption right or price dependent redemption right

Closing level: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-27 of the accompanying general terms supplement

Business day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-27 of the accompanying general terms supplement

Trading day: as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-27 of the accompanying general terms supplement

Use of proceeds and hedging: as described under “Use of Proceeds” and “Hedging” on page S-40 of the accompanying product supplement no. 3140

ERISA: as described under “Employee Retirement Income Security Act” on page S-49 of the accompanying product supplement no. 3140

Supplemental plan of distribution; conflicts of interest: as described under “Supplemental Plan of Distribution” on page S-50 of the accompanying product supplement no. 3140 and “Plan of Distribution — Conflicts of Interest” on page 117 of the accompanying prospectus; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $10,000.

The Goldman Sachs Group, Inc. will sell to Goldman, Sachs & Co. (“GS&Co.”), and GS&Co. will purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. The underwriting discount set forth on the cover page of this pricing supplement per $1,000 face amount is comprised of $1.00 of underwriting fees and $8.00 of selling commission. GS&Co. is an affiliate of The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on December 30, 2015, which is the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent: GS&Co.

CUSIP no.: 38148TKR9

ISIN no.: US38148TKR94

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; the underlier level on any day throughout the life of the notes, including the final underlier level on the determination date, cannot be predicted. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date. If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the underlier and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes. For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-12 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Threshold settlement amount	$1,162.50
Threshold level	85.00% of the initial underlier level
Cap level	116.25% of the initial underlier level
Maximum settlement amount	$1,162.50
Buffer rate	approximately 117.65%
Threshold amount	15.00%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date

No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement. For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level. The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	116.250%
140.000%	116.250%
130.000%	116.250%
120.000%	116.250%
110.000%	116.250%
100.000%	116.250%
90.000%	116.250%
85.000%	116.250%
84.999%	99.999%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the final underlier level were determined to be 0.000% of the initial underlier level, you would lose your entire investment in the notes. In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount, or 116.250% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level of greater than 85.000% of the initial underlier level.

The following chart shows a graphical illustration of the hypothetical cash settlement amounts that we would pay on your notes on the stated maturity date, if the final underlier level were any of the hypothetical levels shown on the horizontal axis. The hypothetical cash settlement amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical final underlier levels are expressed as percentages of the initial underlier level. The chart shows that any hypothetical final underlier level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level of greater than or equal to 85.000% (the section right of the 85.000% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 3140.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014, in the accompanying prospectus supplement dated September 15, 2014, under “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and under “Additional Risk Factors Specific to the Underlier-Linked Digital Notes” in the accompanying product supplement no. 3140. You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, the accompanying general terms supplement, dated September 26, 2014, and the accompanying product supplement no. 3140, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors. The price at which GS&Co. would initially buy or sell your notes (if GS&Co. makes a market, which it is not obligated to do), and the value that GS&Co. will initially use for account statements and otherwise, also exceeds the estimated value of your notes as determined by reference to these models. As agreed by GS&Co. and the distribution participants, the amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth above under “Estimated Value of Your Notes”. Thereafter, if GS&Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-33 of the accompanying product supplement no. 3140.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity. In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted. If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount. This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Digital Notes — Your Notes May Not Have an Active Trading Market” on page S-32 of the accompanying product supplement no. 3140.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations. Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF as measured from the initial underlier level to the closing level on the determination date. If the final underlier level is less than the threshold level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the threshold amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes. Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the maximum settlement amount (which is equal to the threshold settlement amount). The maximum settlement amount will limit the cash settlement amount you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the initial underlier level over the life of your notes. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Shares of the Underlier or Any Underlier Stock

Investing in your notes will not make you a holder of any shares of the underlier or any underlier stock. Neither you nor any other holder or owner of your notes will have any rights with respect to the underlier stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the underlier or the stocks comprising the underlier or any other rights of a holder of the underlier or the stocks comprising the underlier. Your notes will be paid in cash and you will have no right to receive delivery of any shares of the underlier or the stocks comprising the underlier.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the threshold level, the threshold settlement amount and the maximum settlement amount on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the threshold settlement amount and maximum settlement amount will permit a lower positive return on your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, if the final underlier level is less than the threshold level, you will incur a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

The Policies of the Underlier’s Investment Advisor, SSgA Funds Management, Inc., and S&P, the Sponsor of The Underlying Index, Could Affect the Amount Payable on Your Notes and Their Market Value

The underlier’s investment advisor, SSgA Funds Management, Inc. (“SSgA” or the “underlier investment advisor”), may from time to time be called upon to make certain policy decisions or judgments with respect to the implementation of policies of the investment advisor concerning the calculation of the net asset value of the underlier, additions, deletions or substitutions of securities in the underlier and the manner in which changes affecting the underlying index are reflected in the underlier that could affect the market price of the shares of the underlier, and therefore, the amount payable on your notes on the maturity date. The amount payable on your notes and their market value could also be affected if the investment advisor changes these policies, for example, by changing the manner in which it calculates the net asset value of the underlier, or if the investment advisor discontinues or suspends calculation or publication of the net asset value of the underlier, in which case it may become difficult or inappropriate to determine the market value of your notes.

If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co. — may determine the closing price of the underlier on the determination date — and thus the amount payable on the maturity date, if any — in a manner, in its sole discretion, it considers appropriate. We describe the discretion that the calculation agent will have in determining the closing underlier price on the determination date and the amount payable on your notes more fully under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-23 of the accompanying general terms supplement.

In addition, S&P (the “underlying index sponsor”) owns the underlying index and is responsible for the design and maintenance of the underlying index. The policies of the underlying index sponsor concerning the calculation of the underlying index, including decisions regarding the addition, deletion or substitution of the equity securities included in the underlying index, could affect the level of the underlying index and, consequently, could affect the market prices of shares of the underlier and, therefore, the amount payable on your notes and their market value.

The SPDR® S&P® Oil & Gas Exploration & Production ETF is Concentrated in the Oil & Gas Sector and Does Not Provide Diversified Exposure

The SPDR® S&P® Oil & Gas Exploration & Production ETF is not diversified. The SPDR® S&P® Oil & Gas Exploration & Production ETF’s assets will be concentrated in the oil & gas sector, which means the SPDR® S&P® Oil & Gas Exploration & Production ETF is more likely to be more adversely affected by any negative performance of the oil & gas sector than an underlier that has more diversified holdings across a number of sectors. Companies in the oil & gas sector develop and produce crude oil and natural gas and provide drilling and other energy resources production and distribution related services. Stock prices for these types of companies are affected by supply and demand both for their specific product or service and for energy products in general. The price of oil and gas, exploration and production spending, government regulation, world events and economic conditions will likewise affect the performance of these companies. Correspondingly, securities of companies in the oil & gas sector are subject to swift price and supply fluctuations caused by events relating to international politics, energy conservation, the success of exploration projects, and tax and other governmental regulatory policies. Weak demand for the companies’ products or services or for energy products and services in general, as well as negative developments in these other areas, would adversely impact the performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF. For example, the SPDR® S&P® Oil & Gas Exploration & Production ETF suffered a significant negative performance for the year 2014 primarily due to negative developments in the oil & gas sector, while the broader S&P® 500 index achieved a positive return for the same period. In addition, oil and gas exploration and production can be significantly affected by natural disasters as well as changes in exchange rates, interest rates, government regulation, world events and economic conditions. Companies in the oil & gas sector may also be at risk for environmental damage claims.

There Are Risks Associated with the Underlier

Although the underlier’s shares are listed for trading on NYSE Arca, Inc. (the “NYSE Arca”) and a number of similar products have been traded on the NYSE Arca or other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the underlier or that there will be liquidity in the trading market.

In addition, the underlier is subject to management risk, which is the risk that the underlier investment advisor’s investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, the underlier investment advisor may select up to 20% of the underlier’s assets to be invested in shares of equity securities that are not included in the underlying index. The underlier is also not actively managed and may be affected by a general decline in market segments relating to the underlying index. The underlier investment advisor invests in securities included in, or representative of, the underlying index regardless of their investment merits. The underlier investment advisor does not attempt to take defensive positions in declining markets.

In addition, the underlier is subject to custody risk, which refers to the risks in the process of clearing and settling trades and to the holding of securities by local banks, agent and depositories.

The Underlier and The Underlying Index are Different and the Performance of the Underlier May Not Correlate with the Performance of the Underlying Index

The underlier uses a representative sampling strategy (more fully described under “The Underlier”) to attempt to track the performance of the underlying index. The underlier may not hold all or substantially all of the equity securities included in the underlying index and may hold securities or assets not included in the underlying index. Therefore, while the performance of the underlier is generally linked to the performance of the underlying index, the performance of the underlier is also linked in part to shares of equity securities not included in the underlying index and to the performance of other assets, such as futures contracts, options and swaps, as well as cash and cash equivalents, including shares of money market funds affiliated with the underlier investment advisor.

Imperfect correlation between the underlier’s portfolio securities and those in the underlying index, rounding of prices, changes to the underlying index and regulatory requirements may cause tracking error, the divergence of the underlier’s performance from that of the underlying index.

In addition, the performance of the underlier will reflect additional transaction costs and fees that are not included in the calculation of the underlying index and this may increase the tracking error of the underlier. Also, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the performance differential between the underlier and the underlying index. Finally, because the shares of the underlier are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the underlier may differ from the net asset value per share of the underlier.

For all of the foregoing reasons, the performance of the underlier may not correlate with the performance of the underlying index. Consequently, the return on the notes will not be the same as investing directly in the underlier or in the underlying index or in the underlier stocks or in the underlying index stocks, and will not be the same as investing in a debt security with a payment at maturity linked to the performance of the underlying index.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax. Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3140. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-42 of the accompanying product supplement no. 3140 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

In addition, the Treasury Department has issued regulations under which amounts paid or deemed paid on certain financial instruments (“871(m) financial instruments”) that are treated as attributable to U.S.-source dividends could be treated, in whole or in part depending on the circumstances, as a “dividend equivalent” payment that is subject to tax at a rate of 30% (or a lower rate under an applicable treaty), which in the case of any amounts you receive upon the sale, exchange or maturity of your notes, could be collected via withholding. If these regulations were to apply to the notes, we may be required to withhold such taxes if any dividends are paid on the ETF during the term of the notes. We could also require you to make certifications prior to the maturity of the notes in order to avoid or minimize withholding obligations, and we could withhold accordingly (subject to your potential right to claim a refund from the Internal Revenue Service) if such certifications were not received or were not satisfactory. If withholding was required, we would not be required to pay any additional amounts with respect to amounts so withheld. These regulations generally apply to any payment made on or after January 1, 2017 with respect to any 871(m) financial instrument issued on or after January 1, 2017. Based upon this effective date, these regulations will not apply to the notes. You should consult your tax advisor concerning these regulations or subsequent official guidance and regarding any other possible alternative characterizations of your notes for U.S. federal income tax purposes.

Your Notes May Be Subject to the Constructive Ownership Rules

There exists a risk that the constructive ownership rules of Section 1260 of the Internal Revenue Code could apply to your notes. If your notes were subject to the constructive ownership rules, then any long-term capital gain that you realize upon the sale, exchange or maturity of your notes would be re-characterized as ordinary income (and you would be subject to an interest charge on deferred tax liability with respect to such re-characterized capital gain) to the extent that such capital gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Internal Revenue Code). Because the application of the constructive ownership rules is unclear you are strongly urged to consult your tax advisor with respect to the possible application of the constructive ownership rules to your investment in the notes. Please see “Supplemental Discussion of Federal Income Tax Consequences — United States Holders — Alternate Treatments” in the accompanying product supplement no. 3140 for a more detailed discussion.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The shares of the SPDR® S&P Oil & Gas Exploration & Production ETF (the “fund”) are issued by the SPDR® Series Trust (the “trust”), a registered investment company. The fund seeks investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index. The fund trades on the NYSE Arca under the ticker symbol “XOP”. SSgA Funds Management, Inc. (“SSgA”) currently serves as the investment advisor to the fund.

We obtained the following fee information from the SPDR® website, without independent verification. SSgA is entitled to receive a management fee from the fund based on a percentage of the fund’s average daily net assets at an annual rate of 0.35% of the average daily net assets of the fund. From time to time, SSgA may waive all or a portion of its fee, although it does not currently intend to do so. In addition, the fund has adopted a Distribution and Service Plan pursuant to which payments of up to 0.25% of the fund’s average daily net assets may be made. However, the fund’s board of trustees (the “board”) has determined that no such 12b-1 fee payments will be made through at least October 31, 2015. SSgA pays all expenses of the fund other than the management fee, any distribution fee pursuant to the Distribution and Service Plan, brokerage expenses, taxes, interest, fees and expenses of the independent trustees (including any trustee’s counsel fees), litigation expenses, acquired fund fees and expenses and other extraordinary expenses. As of December 7, 2015, the expense ratio of the fund was 0.35% per annum.

For additional information regarding the trust or SSgA, please consult the reports (including the Annual Report to Shareholders on Form N-CSR for the fiscal year ended June 30, 2015) and other information the trust files with the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov. In addition, information regarding the fund, including its top portfolio holdings, may be obtained from other sources including, but not limited to, press releases, newspaper articles, other publicly available documents, and the SPDR® website at https://www.spdrs.com/product/fund.seam?ticker=XOP. We are not incorporating by reference the website, the sources listed above or any material they include in this pricing supplement.

Investment Objective and Strategy

The fund seeks to provide investment results that correspond generally to the total return performance, before fees and expenses, of the S&P Oil & Gas Exploration & Production Select Industry Index (the “index”). The fund uses a representative sampling strategy to try to achieve its investment objective, which means that the fund is not required to purchase all of the securities represented in the index. Instead, the fund may purchase a subset of the securities in the index in an effort to hold a portfolio of securities with generally the same risk and return characteristics of the index. Under normal market conditions, the fund generally invests substantially all, but at least 80%, of its total assets in the securities comprising the index. The fund will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy. In addition, the fund may invest in equity securities not included in the index, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including money market funds advised by SSgA).

In certain situations or market conditions, the fund may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the fund’s investment objective and is in the best interest of the fund. For example, the fund may make larger than normal investments in derivatives to maintain exposure to the index if it is unable to invest directly in a component security.

The board may change the fund’s investment strategy, index and other policies without shareholder approval. The board may also change the fund’s investment objective without shareholder approval. However, the fund will provide shareholders with at least 60 days’ notice prior to changing the underlying index.

The Fund’s Holdings and Industrial Sector Classifications

The fund holds stocks of companies in the oil and gas exploration and production industry group of the S&P Total Market Index. As of December 14, 2015, the fund held stocks of companies in the following sub-industries (with their corresponding weights in the fund): oil & gas exploration & production (71.49%); oil & gas refining & marketing (22.31%) and integrated oil & gas (5.79%).

As of December 14, 2015, the top ten constituents of the fund and their relative weights in the fund were as follows: Parsley Energy Inc. Class A (2.23%), Pioneer Natural Resources Company (2.14%), Chevron Corporation (2.12%), RSP Permian Inc. (2.06%), Diamondback Energy Inc. (2.05%), PBF Energy Inc. Class A (2.03%), Apache Corporation (1.94%), Valero Energy Corporation (1.93%), Tesoro Corporation (1.91%), Matador Resources Company (1.91%).

Correlation

Although SSgA seeks to track the performance of the index as closely as possible (i.e., achieve a high degree of correlation with the index), the fund’s return may not match or achieve a high degree of correlation with the return of the index due to, among other things, operating expenses, transaction costs, cash flows, regulatory requirements and operational inefficiencies. For example, SSgA anticipates that it may take several business days for additions and deletions to the index to be reflected in the fund’s portfolio composition.

As of November 30, 2015, the SPDR® website gave the following performance figures for the market value return of the fund’s shares (which is based on the midpoint between the highest bid and the lowest offer on the exchange on which the shares of the fund are listed for trading, as of the time that the fund’s NAV is calculated, and is before tax) and the index return (in each case on an annualized basis):

Period	1 year	3 years	5 years	Since fund inception*
Fund’s shares	-25.95%	-10.04%	-4.03%	1.82%
Index	-26.21%	-10.05%	-4.00%	1.97%

*	June 19, 2006.

Industry Concentration Policy

The fund’s assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries. By focusing its investments in a particular industry or sector, financial, economic, business, and other developments affecting issuers in that industry, market, or economic sector will have a greater effect on the fund than if it had not focused its assets in that industry, market, or economic sector, which may increase the volatility of the fund. Any such investment focus may also limit the liquidity of the fund. In addition, investors may buy or sell substantial amounts of shares of the fund in response to factors affecting or expected to affect an industry, market, or economic sector in which the fund focuses its investments, resulting in extreme inflows or outflows of cash into and out of the fund.

Share Prices and the Secondary Market

The trading prices of shares of the fund will fluctuate continuously throughout trading hours based on market supply and demand rather than the funds net asset value, which is calculated at the end of each business day. The trading prices of the fund’s shares may differ (and may deviate significantly during periods of market volatility) from the fund’s daily net asset value. The indicative optimized portfolio value (“IOPV”) of the shares of the fund is disseminated every fifteen seconds throughout the trading day by NYSE Arca. The IOPV calculations are based on estimates of the value of the fund’s net asset value per share using market data converted into U.S. dollars at the current currency rates and is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close. Premiums and discounts between the IOPV and the market price may occur. This should not be viewed as a “real-time” update of the net asset value per share of the fund, which is calculated only once a day. In addition, the issuance or redemption of fund shares to or from certain institutional investors, which are done only in large blocks of at least 50,000, may cause temporary dislocations in the market price of the shares.

The Underlying Index

The S&P Oil & Gas Exploration & Production Select Industry Index (Bloomberg ticker SPSIOPTR) is managed by S&P Dow Jones Indices LLC (“S&P”) and is an equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that are classified under the Global Industry Classification Standard (“GICS®”) in the oil & gas exploration & production industry group. The S&P Total Market Index tracks all U.S. common stocks listed on the NYSE (including NYSE Arca), the NYSE MKT, the NASDAQ Global Select Market, the NASDAQ Select Market and the NASDAQ Capital Market. The index is one of the 25 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock has the same weight in the index. As such, the index must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the Index

Selection for the index is based on a company’s GICS® classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the index. GICS® classifications are determined by S&P using criteria it has selected or developed. Index and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To be eligible for inclusion in the index, stocks must be in the S&P Total Market Index and satisfy the following combined size and liquidity criteria: (i) a float-adjusted market capitalization above $500 million with a float-adjusted liquidity ratio above 90% or (ii) a float-adjusted market capitalization above $400 million with a float-adjusted liquidity ratio above 150%. The float-adjusted liquidity ratio is defined as the dollar value traded over the previous 12 months divided by the float-adjusted market capitalization as of the index’s rebalancing reference date.

All companies in the related GICS® sub-industry satisfying the above requirements are included in the index and the total number of companies in the index should be at least 35. If there are fewer than 35 companies selected for the index using the eligible primary sub-industries (the “primary companies”), the index will select companies for inclusion from a supplementary list of highly correlated sub-industries (the “supplementary companies”). Companies from the supplementary sub-industries will be selected by the following process: (1) all eligible primary companies will be added to the index; (2) if there are 35 or more eligible primary companies, then any supplementary companies currently in the index will be deleted; (3) if after step 1 there are less than 35 eligible primary companies, then supplementary companies meeting the relevant market capitalization and liquidity thresholds will be added in order of their float-adjusted market capitalization from largest to smallest until the minimum constituent count of 35 companies is met; and (4) a buffer will be applied in step 3 such that a supplementary company being added must have a float-adjusted market cap greater than 1.2 times (or 20% higher than) the supplementary company it is replacing. This buffer will be evaluated on each supplementary company addition relative to the current supplementary company it is replacing. If there are still fewer than 35 companies in the index, the market capitalization requirements may be relaxed to reach at least 22 companies.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the Index

The index holds stocks of companies in the oil & gas exploration & production industry group of the S&P Total Market Index. As of December 14, 2015 the index held stocks of companies in the following sub-industries (with their corresponding weights in the fund): oil & gas exploration & production (71.78%); oil & gas refining & marketing (22.42%) and integrated oil & gas (5.80%).

As of December 14, 2015, the top ten constituents of the index and their relative weights in the index were as follows: Parsley Energy Inc. Class A (2.23%), Pioneer Natural Resources Company (2.15%), Chevron Corporation (2.12%), RSP Permian Inc. (2.06%), Diamondback Energy Inc. (2.05%), PBF

Energy Inc. Class A (2.03%), Apache Corporation (1.95%), Valero Energy Corporation (1.93%), Tesoro Corporation (1.92%), Matador Resources Company (1.91%).

Calculation of the Index

The index is calculated as the index market value divided by the divisor. In an equal-weighted index like the index, the market capitalization of each stock used in the calculation of the index market value is redefined so that each stock has an equal weight in the index on each rebalancing date. The adjusted market capitalization for each stock in the index is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the index calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the index calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified index shares) by the number of stocks in the index multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stocks in the index will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. The maximum basket liquidity weight for each stock in the index will be calculated using the ratio of its three-month mean daily value traded to a theoretical portfolio value of $2 billion. Each stock’s weight in the index is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the index to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the index has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the index contains exactly 22 companies as of the rebalancing effective date, the index will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the primary listing (generally the most liquid share line). In the event that a company issues a secondary share class to the index share class holders by means of a mandatory distribution, the newly issued share class line will be added to the index on the distribution ex-date, provided that the distributed class is not considered to be de minimis. Both share class lines will then remain in the index until the next rebalancing, at which time only the primary share class line will be considered for continued inclusion.

The index is calculated by using the divisor methodology used in all S&P’s equity indices. The initial divisor was set to have a base value of 1,000 on December 17, 1999. The index level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the index comparable over time and is one manipulation point for adjustments to the index, which we refer to as maintenance of the index.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is the last trading day of the previous month. Existing companies in the index are removed at the quarterly rebalancing if either their float-adjusted capitalization falls below $300 million or their float-adjusted liquidity ratio falls below 50%. A company will also be deleted from the index if the S&P Total Market Index deletes that company. Companies are added between rebalancings only if a company deletion causes the number of companies in the index to fall below 22. The newly added company will be added to the index at the weight of the deleted company. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made. At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a company does not belong to the oil & gas exploration & production sub-industry or another qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the index at a zero price after the close of the trading on the day before the ex-date. If the spin-off company is determined to be ineligible for the index, it will be removed on the first day of regular way trading using its closing price on the primary exchange.

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off

In general and subject to certain

exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.

No

Rights Offering	Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio.	No

Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No

Share issuance or share repurchase	None	No

Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Unscheduled Market Closures

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the stocks in the index based on (1) the closing prices published by the exchange, or (2) if no closing price is available, the last regular trade reported before the exchange closed. In all cases, the prices will be from the primary exchange for each stock in the index. If an exchange for a stock fails to open due to unforeseen circumstances, S&P will use the prior day’s closing prices for such stock. If all exchanges fail to open, S&P may determine not to publish the index for that day.

“SPDR®” is a registered trademark of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”) and have been licensed for use by S&P Dow Jones Indices LLC. The offered notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates make any representation regarding the advisability of investing in the offered notes.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier. We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from June 22, 2006 through December 22, 2015. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the SPDR® S&P® Oil & Gas Exploration & Production ETF

VALIDITY OF THE NOTES

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 15, 2014, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 15, 2014.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

Page
Summary Information	PS-5
Hypothetical Examples	PS-8
Additional Risk Factors Specific to Your Notes	PS-12
The Underlier	PS-18
Validity of the Notes	PS-25

Product Supplement No. 3140 dated September 15, 2014
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Digital Notes	S-11
Additional Risk Factors Specific to the Underlier-Linked Digital Notes	S-31
General Terms of the Underlier-Linked Digital Notes	S-35
Use of Proceeds	S-40
Hedging	S-40
Supplemental Discussion of Federal Income Tax Consequences	S-42
Employee Retirement Income Security Act	S-49
Supplemental Plan of Distribution	S-50

General Terms Supplement dated September 26, 2014
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-13
The Underliers	S-33
S&P 500® Index	S-37
MSCI Indices	S-42
Hang Seng China Enterprises Index	S-50
Russell 2000® Index	S-55
FTSE® 100 Index	S-62
EURO STOXX 50® Index	S-67
TOPIX	S-73
The Dow Jones Industrial AverageTM	S-78
The iShares® MSCI Emerging Markets ETF	S-81

Prospectus Supplement dated September 15, 2014
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120

$2,050,000

The Goldman Sachs Group, Inc.

Digital SPDR® S&P® Oil & Gas Exploration & Production ETF-Linked Notes due 2017

Goldman, Sachs & Co.